ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

January 6, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz; Laura Hatch

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A, filed on October 27, 2011

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on December 12, 2011, relating to Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A filed on October 27, 2011 regarding the Kottke Commodity Strategies Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

The prospectus discloses that the Fund will invest up to 25% of its total assets in a wholly-owned and controlled subsidiary (the “Subsidiary”).  Please revise the table disclosing the fees and expenses of the Fund to provide greater detail about the expenses of the Subsidiary.

Response #1

Please see the fee and expenses table below, revised to distinguish between expenses related to the Subsidiary in the “Subsidiary Expenses” line item, and Remaining Other Expenses.

Shareholder Fees (fees paid directly from your investment)	Class N	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None	1.00%	None	None
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	2.00%	2.00%	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.29%	1.29%	1.29%	1.29%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.25%	1.00%	0.00%
Other Expenses(1)	[ ]%	[ ]%	[ ]%	[ ]%
Subsidiary Expenses	[ ]%	[ ]%	[ ]%	[ ]%
Remaining Other Expenses	[ ]%	[ ]%	[ ]%	[ ]%
Total Annual Fund Operating Expenses	[ ]%	[ ]%	[ ]%	[ ]%
Fee Waiver/Expense Reimbursement	[ ]%	[ ]%	[ ]%	[ ]%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	[ ]%	[ ]%	[ ]%	[ ]%

(1)

These expenses are based on estimated amounts for the Fund’s initial fiscal year.

(2)

Pursuant to an operating expense limitation agreement between Kottke Managed Commodities, LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding interest and tax expenses, dividends on short positions and Acquired Fund Fees and Expenses) for the Fund do not exceed 1.80%, 1.65%, 2.40%, and 1.40%,of the Fund’s average net assets, for Class N, Class A, Class C, and Class I shares, respectively, through December 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Advisor is permitted to seek reimbursement from the Fund for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.

Comment #2

Please note that the term of the operating expense limitation agreement between Kottke Managed Commodities, LLC (the “Advisor”) and the Fund must be at least one year.

Response #2

We confirm that the operating expense limitation will be through December 31, 2013.  Please see the fee table in response to Comment #1 above.

Summary Section – Portfolio Turnover

Comment #3

Please move the following sentence from the summary section to the statutory prospectus:  “In accordance with industry practice, derivative instruments and instruments with a maturity of one year or less at the time of acquisition are excluded from the calculation of the portfolio turnover rate, resulting in an expected portfolio turnover rate of 0% for the Fund.  However, if these instruments were included in the calculation, the Fund’s strategy would result in frequent portfolio trading and a high portfolio turnover rate (typically greater than 300%).”

Response #3

This sentence has been removed from the summary section and moved to a new, separate section entitled “Portfolio Turnover” in the statutory prospectus.

Summary Section - Principal Investment Strategies

Comment #4

Please confirm if the commodity strategy will be highly leveraged, and, if necessary, revise the summary section to disclose the extent of leverage employed.

Response #4

The commodity strategy will employ a high degree of leverage within the Subsidiary.  Please see the revised disclose of the principal investment strategy as included in the prospectus summary:

Futures contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.  The Fund’s use of futures contracts (including options on futures contracts) through its investment in the Subsidiary will have the economic effect of financial leverage.  Financial leverage magnifies exposure to the swings in prices of a commodity underlying such an instrument and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use such instruments that have a leveraging effect.  Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to a commodity and may cause the Fund’s net asset value to be volatile.  For example, if the Advisor seeks to gain enhanced exposure to a specific commodity through an instrument providing leveraged exposure to the commodity and that instrument increases in value, the gain to the Fund will be magnified; however, if that investment decreases in value, the loss to the Fund will be magnified.  A decline in the Fund’s assets due to losses magnified by the instruments providing leveraged exposure may require the Fund to liquidate portfolio positions to satisfy its obligations, to meet redemption requests or to meet asset segregation requirements when it may not be advantageous to do so.  There is no assurance that the Fund’s use of instruments providing enhanced exposure will enable the Fund to achieve its investment objective.

As a result of the Fund’s strategy, the Fund may have highly leveraged exposure to one or more commodities at times.  The 1940 Act and the rules and interpretations thereunder impose certain limitations on the Fund’s ability to use leverage; however, the Fund is not subject to any additional limitations on its net long and short exposures.  For example, the Fund could hold instruments that provide five times the net return of a broad or narrow-based securities index.  For more information on these and other risk factors, please see the “Principal Risk Factors” section of the Prospectus.

Comment #5

Please clarify the meaning of the following sentence:  “At times the Fund will have a smaller or greater position than the DJ-UBS.”  Does a “smaller or greater percentage” refer to the Subsidiary’s position in individual commodities?

Response #5

We confirm that this language refers to individual commodities.  The referenced sentence has been revised as follows:  “At times the Fund will have positions in individual commodities that are under- or over-weighted as compared to the DJ-UBS weighting of those individual commodities in the index.”

Comment #6

Please explain the following sentence in plain English terms:  “However, if the value of the future increases more than the value of the call, the Fund will underperform its benchmark because the futures will have increased more than the value of the call.”

Response #6

The referenced sentence has been revised as follows:  “The covered call strategy, which is designed to reduce the volatility of the Fund’s portfolio, may lead to underperformance of the Fund in strong bull markets.”

Comment #7

Please advise if the cash management portion of the Fund’s investment strategy is subject to any restrictions on the types of instruments selected (e.g., maturity or quality parameters).

Response #7

To the extent that the Fund invests in any debt securities when implementing its cash management strategy, it will only invest in investment-grade debt instruments with a maturity of 24 months or less.  The summary section and the statutory prospectus have been revised to disclose this limitation:

To the extent the Fund invests in any debt securities when implementing its cash management strategy, it will only invest in investment-grade debt instruments with a maturity of 24 months or less.

Summary Section - Principal Risk Factors

Comment #8

Please clarify to what extent the Fund will invest in foreign securities since foreign currency risk and foreign investment risk are disclosed as principal investment risks of the Fund.

Response #8

Although the Fund may invest in foreign securities from time to time, foreign currency risk and foreign investment risk are not principal risks of the Fund’s investment strategy.  As such, these risk factors have been removed from the prospectus.

Comment #9

What is the basis of the Fund’s view regarding private letter rulings from the IRS as disclosed in the prospectus?  Please confirm to the SEC staff whether or not the Fund will be relying on an opinion of counsel, and, if so, provide a copy of that opinion.

Response #9

The Fund will not be relying on an opinion of counsel with respect to the Fund’s tax status.  The “Tax Risk” risk factor included in the prospectus summary has been revised to eliminate reference to the Fund’s view on private letter rulings issued by the IRS in response to your comment.  Please see the revised risk factor below:

Tax Risk.  Certain of the Fund’s investment strategies, including transactions in options and futures contracts, may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund.  Also, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the U.S. federal tax requirements that apply to the Fund.  However, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.  Additionally, the Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  However, the IRS has suspended issuance of any further letters pending a review of its position.  If the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.

The “Tax Risk” risk factor included in the statutory prospectus has been revised in response to your comment. Please see the revised risk factor below:

Tax Risk:  The Fund’s short sales and transactions in options, futures contracts, hedging transactions, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders.  The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.  Additionally, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code.  Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”).  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the IRS, consistently applied to a number of similarly situated mutual funds.  The Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.  However, the Fund currently does not intend to request a private letter ruling from the IRS.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Comment #10

Will the Subsidiary’s advisory contract comply with Section 15(a) of the 1940 Act?

Response #10

The Subsidiary’s advisory contract will comply with the requirements of Section 15(a) of the 1940 Act.

Comment #11

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors?

Response #11

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of Boards of Directors.

Comment #12

Please confirm that the Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

Response #12

The Subsidiary’s financial statements are consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

Comment #13

Please confirm that the Subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act, the same as the Fund.

Response #13

The Subsidiary is subject to and will comply with the same investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.

Comment #14

Please confirm that the Subsidiary will have the same custodian and independent accountant as the Fund.

Response #14

The Fund confirms that the Subsidiary will have the same custodian and independent accountant as the Fund, however, the Subsidiary will not be audited as a separate entity.

Comment #15

May the Advisor increase the fees paid by the Subsidiary without obtaining the approval of the Fund’s shareholders?

Response #15

The Advisor may not increase the fees paid by the Subsidiary without first obtaining approval of the Fund’s shareholders. In any event, fees paid by the Subsidiary to the Advisor will offset fees due the Advisor by the Fund.

Comment #16

Please confirm that all Subsidiary expenses are included in the fee table above.

Response #16

The expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table above.

Comment #17

Is the Fund’s investment in the Subsidiary liquid?

Response #17

Yes. The Fund will have the right to redeem all or a portion of its shares in the Subsidiary on any Business Day on which the New York Stock Exchange is open for normal business a redemption price based on the net asset value per share.

Comment #18

Does the investment by the Fund in the Subsidiary implicate Section 17(d) of the 1940 Act?

Response #18

The Fund’s investment in the Subsidiary does not implicate Section 17(d) of the 1940 Act.

Comment #19

Have the Subsidiary and its Board of Directors consented to service of process in the United States?

Response #19

The Subsidiary and its Board of Directors have consented to service of process in the United States.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #20

Please confirm that the Subsidiary will not invest in underlying funds.

Response #20

We confirm that the Subsidiary will not invest in underlying funds.  Rather, the Subsidiary will open accounts to trade directly in exchange-traded commodity futures and options.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #21

Please confirm that investing in swap agreements is not a primary investment strategy of the Fund.

Response #21

We confirm that investing in swap agreements is not a primary investment strategy of the Fund.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum